SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ----------------------

                                    FORM 6-K

                        REPORT of Foreign Private Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                                Date: August  2003

                         Commission file number 1-14748

                           OPEN JOINT STOCK COMPANY OF
                         LONG DISTANCE AND INTERNATIONAL
                          TELECOMMUNICATIONS ROSTELECOM
                          Doing Business as Rostelecom
                 (Translation of registrant's name into English)

                             THE RUSSIAN FEDERATION
                         (Jurisdiction of organization)

                         14 1ST TVERSKAYA-YAMSKAYA STR.
                              125047 MOSCOW, RUSSIA
                    (Address of principal executive offices)

         Registrant's telephone number, international: +7 095 973 9940

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F   X             Form 40-F
                                  ---                      ---

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes                       No   X
                             ---                      ---

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                  -----------------------

         On August 1, 2003, Open Joint Stock Company of Long Distance and International Telecommunications Rostelecom (the "Company") announced the introduction of the new settlement mechanism for domestic long-distance (DLD) calls from fixed-line to mobile subscribers with DEF numbers. A copy of the press release is attached hereto as Exhibit 1.

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date:    August 5, 2003              By:   [signed]    Petr N. Debrianski
                                        --------------------------------------
                                     Name:  Petr N. Debrianski
                                     Title: Deputy Finance Director

                                  EXHIBIT INDEX


The following exhibit has been disclosed as part of this Form 6-K:


Exhibit Number           Description

      1. English translation of the press release announced the introduction of the new settlement mechanism for domestic long-distance (DLD) calls from fixed-line to mobile subscribers with DEF numbers.

                                                                    Exhibit 1



For Immediate Release
-------------------------------------------------------------------------------

                  ROSTELECOM AND MULTIREGIONAL TRANSIT-TELECOM
                       TO SHIFT TO A NEW SETTLEMENT SYSTEM


 Moscow - August 1, 2003 - Rostelecom (NYSE: ROS; RTS: RTKM), Russia's national long-distance and international telecommunications operator and CJSC Multiregional Transit-Telecom, public transit network operator servicing federal mobile networks, today announced the introduction of the new settlement mechanism for domestic long-distance (DLD) calls from fixed-line to mobile subscribers with DEF numbers complied with the recommendations of Resolution of the Russian Telecommunications Ministry #51.


 On July 30, 2003, upon completion of series of negotiations, OJSC Rostelecom and CJSC Multiregional Transit-Telecom (MTT) signed a new set of agreements on mutual provision of telecommunications services, effective from August 1, 2003. For a number of years, Rostelecom and MTT were providing voice traffic throughput services ensuring interaction between the fixed-line and mobile operator networks throughout Russia.

 In accordance with the tariff system recommended by Resolution of the Russian Telecommunications Ministry #51, tariffs for local, intra-zonal and DLD calls from fixed-line end-users to mobile subscribers that use non-geographical codes (DEF codes), will be the same as those for calls between two fixed-line subscribers. Settlements between operators for such DLD traffic will be carried out at respective Linear and Termination Settlement Rates.

 OJSC Rostelecom and CJSC Multiregional Transit-Telecom welcome the new tariff and settlement system between operators recommended by the Russian Telecommunications Ministry and plan implementing the new system in their customer related business. The new system is completely consistent with the internationally accepted practice and allows improving the transparency of settlements between operators. Implementation of the new system will facilitate further development of the Russian telecommunications market through eliminating prerequisites for resorting to by-pass schemes for throughput of long-distance traffic, which were widespread under the previous settlement system between operators, as well as enhancing the role of economic market regulators.

CJSC Multregional Transit-Telecom (MTT) operates in the telecommunications market since 1994 and provides telecommunications services in 84 constituent entities of the Russian Federation where 99% of the total population of the Russian Federation are residing. Shareholders of MTT are CJSC Gamma Capital, CJSC Accord-Oal, CJSC Tsentr TS (OJSC MGTS trustee) and CJSC Westelcom. MTT is an acknowledged operator providing domestic long-distance services. Transit network built by the company provides infrastructure integrating mobile operators networks into a single interconnected network. Currently, the networks of 106 mobile operators are connected to IOO network (63 operators of GSM-900/1800 standard and 43 operators of NMT-450 standard) with the total number of over 23 million subscribers.

Certain statements in this press-release are "forward-looking statements" within the meaning of the U.S. federal securities laws and are intended to be covered by the safe harbors created thereby. These forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from those expressed or implied by these forward-looking statements.

These risks include the risk of changes the Company's operations and business prospects, the general financial and economic circumstances, relating to regulation of the Russian telecommunications industry and the Russian legislation; the competition and other risks.

For a more detailed discussion of these and other factors, see the Company's Annual Report on Form 20-F for its most recently completed fiscal year and the Company's other public filings with The U.S. Securities and Exchange Commission. Many of these factors are beyond the Company's ability to control or predict. Given these and other uncertainties, the Company cautions not to place undue reliance on any of the forward-looking statements contained herein or otherwise.

The Company does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except as maybe required under applicable the U.S. federal securities laws.





For further details please contact

Dmitry Chukseyev                                Kirill Alyavdin
Head of PR Department of                        The press-secretary of
OJSC "Rostelecom"                               OJSC "Rostelecom"
Tel.: (095) 973-99-73                           Tel.: (095) 764-78-33;
Fax: (095) 973-99-77                            8-800-200-00-33 * 11-61
E-mail: chukseyev@hq.rt.ru                      Fax: (095) 973-99-77
                                                E-mail: alyavdin@hq.rt.ru